Exhibit 99.2

Sanofi-aventis Confirms Quality and Supply

of Plavix®, Iscover® and Clopidogrel

Winthrop®

Paris, France - March 26, 2010 - Sanofi-aventis (EURONEXT: SAN, and NYSE: SNY), originator and manufacturer of Plavix® and Iscover® (clopidogrel hydrogen sulfate) confirms that all its clopidogrel-containing products, including Plavix® and Iscover®, are in full conformity with EMA requirements and are not concerned by the recall recommended yesterday by the European Medicines Agency (EMA) of certain generic clopidogrel products (clopidogrel besylate) in Europe. Iscover® is marketed by Bristol-Myers Squibb Company in certain EU markets.

Sanofi-aventis manufactures all of its clopidogrel-containing products for the European markets in the European Union in full compliance with the relevant rules and regulations in force, including Good Manufacturing Practices (GMP). Plavix®, Iscover® and Clopidogrel Winthrop® contain a clopidogrel hydrogen sulfate salt and are manufactured by sanofi-aventis in its GMP compliant sites (Sisteron, Neuville, Ambarès and Quétigny - France, and Fawdon - UK). Trombex® equally contains a clopidogrel hydrogen sulfate salt, sourced from sanofi-aventis’ GMP compliant manufacturing sites at Hlohovec (Slovakia).

Plavix® (clopidogrel hydrogen sulfate) has been on the market for more than a decade. Clopidogrel is a life-saving medicine indicated for a broad range of atherothrombosis patients: ACS (STEMI, NSTEMI, UA, with or without stent), recent MI, recent stroke, and established PAD. Plavix® has an established efficacy and safety profile in the prevention of atherothrombotic events. It has been extensively studied in 4 large clinical trials involving more than 80,000 patients and prescribed to over 100 million patients worldwide. Throughout this period no quality related recalls have occurred.

About Plavix®

Plavix® is recommended daily for patients who have had a recent heart attack or stroke, or poor circulation in the legs that may cause pain during exercise, such as walking, and may be relieved by rest (known as peripheral artery disease, or P.A.D.). Plavix® is also recommended in addition to ASA for patients who have been hospitalized with heart-related chest pain (unstable angina) or had a heart attack.

For the most updated Plavix® labelling information in Europe please refer to:

http://www.emea.europa.eu/humandocs/PDFs/EPAR/Plavix/H-174-PI-en.pdf.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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